UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)


                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                    Mr. M. K. Koo
                    Nam Tai Electronics (Canada), Inc.
                    999 West Hastings Street
                    Suite 530
                    Vancouver British Columbia V6C 2W2 Canada
                    (604) 669-7800
                    Fax:  (604) 669-7816

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                    with copy to:

                     Mark A. Klein, Esq.
                     Freshman, Marantz, Orlanski,
                     Cooper & Klein
                     9100 Wilshire Boulevard,
                     8th Floor East Tower
                     Beverly Hills, CA  90212-3480
                     Telephone:  (310) 273-1870
                     Fax: (310) 274-8293

December 20, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / .
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                                  SCHEDULE 13D


CUSIP NO. 629865 205

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            NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
            Ming Kown Koo
            Lully Corporation, Ltd.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                (a) / /
                                                       (b) /X/
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      3     SEC USE ONLY
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            SOURCE OF FUNDS
      4
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                          / /
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canadian (Koo); Republic of Liberia (Lully)
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                                         SOLE VOTING POWER
                              7
                                           2,553,656
        NUMBER OF
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         SHARES                           SHARED VOTING POWER
      BENEFICIALLY            8
        OWNED BY
          EACH
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       REPORTING                          SOLE DISPOSITIVE POWER
         PERSON               9
          WITH                             2,553,656

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                                   SHARED DISPOSITIVE POWER
                             10

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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,553,656
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        /X/
 ------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               32.6%
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     14 TYPE OF REPORTING PERSON

               IN (Koo); CO (Lully)
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CUSIP NO. 629865 205

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company"), an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 513-520 No. 1 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo"), an individual, and Lully Corporation Ltd., a privately held Republic of Liberia corporation ("Lully"), in liquidation. By virtue of his majority interest in and positions with Lully, Mr. Koo may have been deemed to be the beneficial owner of the shares of the Company heretofore owned by Lully. Lully is in the process of dissolving and liquidating (the "Liquidation"). As a result of the Liquidation, the shares of the Company beneficially owned by Lully are being transferred to Lully's shareholders, including Mr. Koo, pro rata in accordance with their respective share ownership in Lully. Accordingly, following such transfer, Lully's record and beneficial ownership of shares of the Company has ceased and Mr. Koo's beneficial ownership of shares of the Company theretofore owned by Lully has decreased to the extent that such shares of the Company have been transferred to the other shareholders of Lully.

     The filing of this schedule on behalf of Mr. Koo and Lully shall not be construed as an admission that Mr. Koo or Lully were the beneficial owner of the Common Shares of the Company owned by the other. While Mr. Koo and Lully do not affirm the existence of a group, they previously reported the beneficial ownership of the Common Shares of the Company owned by them together because of Mr. Koo's percentage ownership of Lully and his positions with Lully. Hereafter, beneficial ownership of the Common Shares will be reported by Mr. Koo alone because, as a result of the Liquidation, Lully no longer owns of record or beneficially any Common Shares of the Company.

     Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings Street, Suite 530, Vancouver, British Columbia V6C 2W2, Canada. Lully's business address is Unit 513-520 No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

     Mr. Koo is the Chairman of the Board of the Company.

     During the past five years, neither Mr. Koo nor Lully has been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO. 629865 205

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was to dissolve and liquidate Lully and distribute its assets, including the Common Shares of the Company owned by Lully, pro rata to Lully's shareholders. Mr. Koo has no plans or proposals that relate or would result in the matters identified in Items 4(a) through
(i) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) At December 20, 1996 and as a result of the Liquidation, Mr. Koo beneficially owned 2,553,656 Common Shares or 32.6% of the Common Shares outstanding. The amount of Common Shares includes 26,667 shares that Mr. Koo may acquire upon exercise of stock options exercisable within 60 days of December 20, 1996 and the percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934. The amount of Common Shares and percentage ownership excludes 200,000 Common Shares registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

     As of December 20, 1996 and as a result of the Liquidation, Lully no longer had any beneficial ownership of Common Shares.

     (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him.

     (c) Neither Mr. Koo nor Lully have engaged in any transactions with respect to the Common Shares during the 60 days preceding the filing of this Amendment No. 15 to Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT
TO SECURITIES OF THE ISSUER.

     As previously reported, Lully had pledged Common Shares to Paine Weber Incorporated to secure a margin loan. As part of the Liquidation, Mr. Koo agreed to assume the obligations of Lully, including the obligations under the margin loan.
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CUSIP NO. 629865 205

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 30, 1996

                                 /s/ MING KOWN KOO
                                 ------------------------------------
                                     Ming Kown Koo

                                 LULLY CORPORATION LIMITED



                                 By:  /s/  MING KOWN K00
                                    -----------------------------------
                                     M. K Koo
Chairman of the Board, President and Chief Executive Officer